UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. May 23, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that it expects lower production and sales volumes of potassium chloride due to reduced brine extraction in the Salar de Atacama as detailed below.

According to the monitoring plans established in the current operational environmental resolution in the Salar de Atacama, SQM´s subsidiary SQM Salar S.A. (“SQM Salar”) maintains periodic monitoring of flora, fauna, hydrogeological and meteorological variables. This includes 225 monitoring points and 48 points that continuously measure the levels of brine and water in different places of the Salar de Atacama´s basin, which is reported periodically to the corresponding authorities. If one of the monitoring points falls below predefined levels, various actions that are part of the environmental monitoring plan are taken.

On May 20, 2018, two of the 225 monitoring points showed a water level one centimeter lower than the predefined level for these points. These are points located on the route of one of the mouths of a lagoon located on the eastern edge of the Salar de Atacama. Overtime, the inflow to the lagoons of the Salar have undergone variations in their location and route. In this case, the flow changed its route with respect to the location of the monitoring well in question. Both the levels and the outflows from the lagoons have maintained their normal behavior, and no changes have been observed in the ecosystem that is subject to monitoring in the area.

Following the protocols established for these cases, SQM Salar’s total extraction volume in the Salar de Atacama, has been reduced from a maximum average of 1,500 liters per second per year to 1,250 liters per second per year for a period of six months. In addition, SQM Salar will send a complete analysis to the authorities within the next few weeks. In this period, SQM Salar and the authorities must evaluate and agree on the causes for the decrease of the water levels in the monitoring points in question, and define the measures that can be potentially implemented.

The Company estimates that an average annual decrease of brine extraction of 250 liters per second would have no impact on current and estimated production volumes of lithium carbonate and hydroxide. In the case of potassium chloride, it is estimated that the reduction in brine extraction could imply a reduction in production and sales volumes of approximately 170.000 metric tons on an annual basis.

The impact of this production reduction, and consequent sale volumes of potassium chloride, should have an annualized negative impact of slightly less than 2% of the Company´s EBITDA1, US$10 to 15 million before taxes.

1 EBITDA is defined as gross profit, less administrative expenses plus depreciation and amortization. The EBITDA reported during the year 2017 was US$893.7 million. The effect on gross margin of the lower production and sales volumes of potassium chloride is estimated at approximately US$10 to 15 million annually. This is considering the current market prices and an estimate of the structure of fixed and variable costs of the production operations in the Salar de Atacama.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 23, 2018	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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